Clifton Star's Exploration Continues to Yield Encouraging
Results at Duparquet Township, Quebec Gold Projects: NI 43-101 Resource
Calculations Under Preparation

VANCOUVER, BRITISH COLUMBIA (Jan. 7, 2009) - Clifton Star Resources Inc. ("Clifton" or "the Company") (TSX VENTURE: CFO) (FRANKFURT:C3T) is pleased to provide newly acquired assay results from its gold exploration properties located along the Porcupine Destor Fault in Duparquet Township, Quebec. The project is comprised of five former gold producers: the Beattie, Donchester, Duquesne, Dumico, and Central Duparquet. All of which adjoin or are in close proximity of each other. Drilling continued up until the Christmas break, and will resume January 10th. In addition, the Company is pleased to announce that it has contracted with Wilson Roscoe Postle Associates, a world renowned engineering firm to prepare a NI 43-101 compliant resource calculations and 3D block modeling for the Beattie/Donchester Properties with the report expected to be available in March 2009. Genivar, a leading Canadian engineering consulting company has been hired to complete the same tasks for the Duquesne Property. Genivar has also been contracted to complete an evaluation of the mine tailings, mill clean-up material and tank dumps. Also, they will be tasked to obtain all permitting required for processing of material along with water treatment, bulk sampling and dewatering of the former mine.

The new drill results from the Beattie and Donchester Properties have been very encouraging; particularly with the demonstrated continuity and the wide widths of the zones In these latest results, the best drill hole at Beattie (Hole BO8-72) assayed at 7.13g au/tonne over 25 m including a higher grade intervals of 5.00 m grading 14.46g of au/tonne. At Donchester, assays are pending on a 115.70 interval within drill hole D08-19, which was suspended in mineralization at the Christmas break. All of these newly acquired drill results shown in Tables 1 and 2 will be incorporated into the forthcoming NI 43-101 resource calculations. True widths are estimated to be between 64 and 79% of the intersections.

Drilling to date has confirmed three separate mineralized zones with multiple vein systems (up to 7 separate parallel systems). The South Zone is similar to the mineralized zones within the Dumico property and it is now believed that it is part of the same sheared Meta-Conglomerate breccia unit lying along the same contact with the Temiskaming metasediments to the south. This contact has been traced by drilling over a distance of approximately 4,400 metres. As drilling continues into the first quarter, expectations are that all three zones may extend onto the Central Duparquet and Dumico properties to the east. A Beattie/Donchester Diamond Drilling Compilation Map from 1987 to present has been posted on the Company's website www.cliftonstarresources.com.

Drilling is being conducted using NQ diameter coring and up to seven drills on site. The core is split in half; with one half being securely stored on-site and the remaining core sent to TechniLab of St. Germaine, Quebec and to Expert Labs of Rouyn -Noranda. The core is tested using standard 50g. fire assaying-gravimetric finish. Samples over 7.0g Au/t are being re-run using fire assay-total metallics finish for gold.

Table 1: Beattie Property: Summary of Significant Drill Results

Drill Hole	Zone	East (m)	From (m)	To (m)	Length (m)	Gold Value g au/tonne
B08-78	North	1350	88.75	110.00	21.25	7.23
		Including	99.75	106.05	6.30	14.06
B08-72	RW	550	144.00	169.00	25.00	7.13
B08-70	RW	700	318.00	330.00	12.00	2.43
		Including	321.00	324.00	3.00	Pending
B08-25	South	650	201.00	206.00	5.00	2.72
B08-45	South	550	304.70	316.20	11.50	6.15
B08-74	North	1350	77.60	140.00	62.40	Pending
		Including	77.60	85.00	7.40	4.48
			171.10	181.30	10.20	Pending
			236.80	245.40	8.60	Pending
			310.40	330.30	19.90	Pending
B08-84	South	300	47.00	60.00	13.00	4.15

Table 2: Donchester Property: Summary of Significant Drill Results

Drill Hole	Zone	East (m)	From (m)	To (m)	Length (m)	Gold Value g/tonne
D08-33	South	1740	111.00	114.00	3.00	7.84
			117.50	124.00	6.50	3.11
D08-19(i)	North	1920	200.30	316.00	115.70	Pending
D08-11(ii)	North	2100	554.60	584.25	29.65	3.34
D08-17	South	2025	100.20	109.20	9.00	2.77
		Including	100.15	102.15	2.00	7.71
D08-34	South	1690	73.00	75.00	2.00	7.56
		Including	163.1	164.5	1.40	11.84
D08-37	North	2225	390.50	448.25	57.75	3.42
D08-45	South	2240	32.40	34.20	1.80	10.06
			155.00	158.00	3.00	3.05
			311.65	333.55	21.90	Pending
		Within interval			4.00	4.21
			348.00	352.00	4.00	5.23

(i)

Hole D08-19 was stopped for the Christmas holiday break. No assays have been received from this hole; it was delivered to the lab on December 16.

(ii)

Hole D08-11 intersected three mineralized zones. The first two zones were previously reported (See news release dated December 8, 2008).

With over C$8.6 million in working capital, Clifton Star has the financial capability to advance its gold projects well into 2009. The Company is examining the potential for open-pit mining and ramping.

With respect to the agreement on the Central Duparquet Property, (see news release dated November 26, 2008) the Company has amended the purchase agreement to one of an option with the down payment of $400,000 and the balance of $1,900,000 due in five years in cash or shares. The property is subject to a 2% NSR.

Clifton Star Resources Inc. is a junior gold exploration company focused on developing its Duparquet Township gold properties located in western Quebec. Historically, Quebec ranks as one of most prominent and supportive mining jurisdictions in the world and continues to be a major gold producing region in Canada. For additional information please visit the Company's website at www.cliftonstarresources.com.

The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in NI 43-101 and reviewed by Fred Archibald, Vice- President of Exploration and is deemed to be a qualified person under NI 43-101 guidelines. It should be noted that mineral resources which are not mineral reserves do not have demonstrated economic viability as defined by NI 43-101 guidelines.

This news release may contain forward-looking statements. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD

Harry Miller, President

FOR FURTHER INFORMATION PLEASE CONTACT:

Clifton Star Resources Inc.

Harry Miller

(425) 453-0355

Email: hmiller@cliftonstarresources.com

Website: www.cliftonstarresources.com

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